UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13D/A-1

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

GOLDEN WEST BREWING COMPANY, INC.

(Name of Issuer)

              COMMON STOCK

 (Title of Class of Securities)

                   381312107

 (CUSIP Number)

John Power, President
945 West 2nd Street
Chico, California  95928
                  (530)  894-7906  (tel)  (707) 884-1229   (fax)

(Name, Address, and Telephone Number of Person Authorized to

Receive Notices and Communications)

                   March 20, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   *

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 381312107

(1) Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

     JOHN D. GIBBS

(2) Check the Appropriate Box if a Member (a) [ x  ] of a Group* (b) [   ]

(3) SEC Use Only

(4) Source of Funds*      IN

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization

     U.S.A.

Number of Shares	(7) Sole Voting Power 6,839,500
Beneficially Owned	(8) Shared Voting Power 0
by Each Reporting	(9) Sole Dispositive Power 6,839,500
Person With	(10)Shared Dispositive Power 0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

       6,839,500

(12) Check if the Aggregate Amount in the Row (11) Excludes Certain Shares* [ ]

(13) Percent of Class Represented by Amount in Row (11)      32.6%

(14) Type of Reporting Person*              IN

          *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER

           The class of securities to which this statement relates is common stock, par value $.0001 per share (the "Common Stock") of Golden West Brewing Company, Inc., a Delaware corporation (the “Company”).  The address and principal executive offices of the Company is 945 West 2nd Street, Chico, California  95928.

ITEM 2.  IDENTITY AND BACKGROUND

             (a)-(c)     John D. Gibbs; 807 Wooden Creek, Ardmore, OK  73041, President of TriPower Resources and Redwood MicroCap Fund, Inc., 16 E. Street SW, Ardmore, OK  73401.

             (d)-(f)     The natural person referred to above is a United States Citizen.  During the last five years, he has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended as follows:

Effective March 20, 2009, Mr. Gibbs acquired 2,500 shares, of $0.0001 par value common stock of the Company valued at $.05 per share in payment of a loan fee.

Effective March 20, 2009 Mr. Gibbs acquired 15,000 shares, of $0.0001 par value common stock of the Company for a loan fee.

Effective June 15, 2009, TriPower Resources, Inc., a Company controlled by Mr. Gibbs, acquired 3,000,000 shares of $0.0001 par value common stock of the Company valued at $0.04 per share upon conversion of 80% of the $150,000 outstanding principal debt under a Credit Facility. The principal amount of $30,000 together with all accrued interest were forgiven.

Also effective June 15, 2009, TriPower acquired 1,665,000 shares of $0.0001 par value common stock of the Company valued at $0.04 per share upon conversion of debt owed by the Company’s Washington subsidiary in the principal amount of $83,250.  TriPower forgave $16,650 in principal plus accrued but unpaid interest.  The remaining $100,000 in principal is due and payable on or before June 30, 2009.

Also effective June 15, 2009, Redwood MicroCap Fund, Inc., a Company controlled by Mr. Gibbs acquired 500,000 shares of $0.0001 par value common stock of the Company valued at $0.04 per share upon conversion of debt in the principal amount of $20,000 and forgiveness of $5,000 in principal plus accrued interest.

ITEM 4.  PURPOSE OF TRANSACTION

             The securities of the Company were acquired by Mr. Gibbs for investment.  Mr. Gibbs reserves the right to acquire additional shares of the Company’s common stock, either in open market purchases or in private transactions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended as follows:

         (a)     At the close of business on June 15, 2009, Mr. Gibbs would be deemed the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of an aggregate of 6,389,500 shares of common stock.  Those securities consist of (i) 5,839,500 shares of common stock, and (ii) the Debenture convertible into an aggregate of 1,000,000 shares.  The securities represent 32.6% of the issued and outstanding shares of common stock of the Company.  The foregoing is based upon 20,000,000 shares of common stock issued and outstanding as of the date of this report.

         (b)     Mr. Gibbs has the sole voting and dispositive power with respect to all of the shares of common stock identified in Item 5(a) above, except as noted.

         (c)     Mr. Gibbs has not purchased or sold any shares of common stock during the past 60 days, except as disclosed herein.

(d)

Not applicable

(e)

Not applicable

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
               RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           Not applicable

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit A – Filing Agreement

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 29, 2009 (Date)
.__/s/ John D. Gibbs (Signature)
John D. Gibbs (Name/Title)

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